May 10, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Megan Akst

RE:Eaton Corporation plc
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-54863

Dear Ms. Akst:

Set forth below are the responses of Eaton Corporation plc (the “Company”) to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Technology, of the U.S. Securities and Exchange Commission (the “Commission”), dated May 6, 2024, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 29, 2024. Please note that for the Staff’s convenience, the Company has recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations General, page 77

1.We note your response to prior comment 1. Considering management use the measures noted in your response in managing your segments and they believe such information is useful to investors, please confirm that you will include a quantified discussion of such measures in future Form 10-Q and Form 10-K filings regardless of whether you include them in your earnings releases. Refer to SEC Release No. 33-10751

Response:The Company respectfully acknowledges the Staff’s comment and confirms that to the extent management (i) continues to use the measures noted in our response in managing our segments and (ii) believes such information is useful to investors, it will include a quantified discussion of such measures in future Form 10-Q and Form 10-K filings.

* * * *

If you should have any questions concerning the foregoing matters, please contact the undersigned at olivierleonetti@eaton.com or lizbethlwright@eaton.com (216) 571-7218.

Very truly yours,

/s/ Olivier Leonetti

Olivier Leonetti
Principal Financial Officer
Eaton Corporation plc
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